Exhibit 99.5

Original Tenant: Crawford Advisors, LLC Premises: 555 E Lancaster Ave., Suite 640 Square Footage: 7,268 rsf

ASSIGNMENT AND CONSENT

The undersigned, Crawford Advisors, LLC, a Maryland limited liability company, with an address at 200 International Circle, Suite 4500, Hunt Valley, MD 21031 (“Assignor”) for good and valuable consideration hereby assigns to Internet Capital Group Operations, Inc., a Delaware corporation with an address at 690 Lee Road, Suite 310, Wayne, PA 19087 (“Assignee”) all of its right, title and interest under that certain Lease Agreement dated September 29, 2006, as amended by First Amendment to Lease dated February 28, 2012, between RADNOR PROPERTIES-555-LA, LP (“Landlord”) and Assignor, as Tenant, (the Lease Agreement and First Amendment to Lease collectively referred to as the “Lease”) covering approximately 7,268 rentable square feet located at 555 E Lancaster Ave., Suite 640, Radnor, PA 19087 (“Premises”) and Assignee hereby assumes all of the obligations under aforesaid Lease on the part of the Tenant to be performed.

The parties hereto, in consideration of the promises and the mutual agreements hereinafter set forth agree as follows:

1. Assumption. Assignee, having received and reviewed the Lease, hereby assumes and agrees to perform all of the covenants, conditions, and obligations set forth in the Lease from and after the date hereof and to indemnify the Assignor from and after the date hereof, from all liabilities, costs and obligations which result from Assignee’s breach of any of the terms, conditions or obligations under the Lease. Assignor shall remain liable for all obligations under the Lease.

2. Acknowledgement of confession of judgment. In addition to the foregoing, Assignee specifically acknowledges and agrees that the remedy of confession of judgment as set forth in Article 18 of the Lease is enforceable against Assignee as if Assignee was the original tenant under the Lease.

3. Security Deposit. Assignor agrees to maintain its security deposit, in the form of a Letter of Credit, in the amount of $20,833.33 which shall continue to secure the obligations of Assignor and Assignee under and in accordance with the Lease and shall be returned, if required by the terms of the Lease to Assignee. Assignee agrees to pay the first month’s rent due hereunder as set forth in Article 9 hereof. Assignor agrees to pay the first Monthly Subsidy (as hereafter defined) to Assignee at such time that Assignee makes the first month’s rent payment to Landlord. Assignee shall have no liability or responsibility to pay any portion of the Security Deposit of Assignor or reimburse same to Assignor.

4. Rent. Assignee shall pay rent as defined in the Lease. Assignor agrees to pay Assignee an annual rent subsidy of $36,340 ($5.00/rsf) (“the “Annual Subsidy”) in monthly installments of $3,028.33 (the “Monthly Subsidy”) through the Lease expiration date of August 31, 2017. The

Monthly Subsidy shall be due on the first day of each month without the need for demand or notice at the address of the Premises. Failure of Assignor to make the Monthly Subsidy shall be a default hereunder. Notwithstanding Assignee’s obligation to pay the rent as called for in the Lease, Assignor and Assignee have agreed to a rent schedule equal to $34.50 per rentable square foot per annum, subject to $.50 per rentable square foot annual increases effective April 1 of each year, inclusive of all Utility Charges, Tenant’s Share of Recognized Expenses and other additional rent as provided in the Lease (collectively “Agreed Rent”). The $5.00 per rentable square foot subsidy as provided above is Assignor’s estimate as to the difference between the Agreed Rent and Assignor’s current escalated rent (Fixed Rent, Additional Rent and Utilities, collectively “Escalated Rent”). During the Term of the Lease, and within 30 days of Assignee’s receipt of Landlord’s statement of actual costs for Recognized Expenses and Utility Charges as provided in Paragraph 4 (b) and 5 of the Lease, Assignee shall provide Assignor a reconciliation statement setting forth the difference if any between and the Agreed Rent and the Escalated Rent, and if such sum exceeds the $5.00 per rentable square foot subsidy as provided above, Assignor shall pay to Assignee such difference within 30 days of receipt of such invoice.

5. Tenant Improvements. Assignee agrees to take possession of the Premises in as-is, where-is condition. Assignor agrees that Assignee shall be permitted to take possession of the Premises by April 1, 2012 in order to move in personal property, install furniture, commence any alterations (with Landlord approval as required) and commence cabling and wiring. Any tenant improvements are to be approved by Landlord in writing and paid for by Assignee. Assignor shall deliver the Premises free of all furniture, equipment and debris, and in good and clean condition. In the event that the Premises is not ready for occupancy in a condition required herein by April 1, 2012, not as a result of Assignee’s agents, employees or contractor’s acts, all Rent shall be abate until the Premises is ready for occupancy and Assignor shall provide a per diem credit to Assignee for each day after April 1, 2012 that the Premises is not ready for occupancy. In the event that Assignee does not have access to the Premises by May 1, 2012, Assignee shall have the right to terminate this Assignment and Consent. Assignor shall be responsible for removal of all its cabling and wiring under the Lease in the event that Assignee decides not to make use of same. Assignee intends to perform Alterations as defined in Section 8 of the Lease; Assignor agrees to co-operate and assist Assignee in obtaining any consent required by Landlord under the Lease for such Alterations.

6. Assignment. Assignor hereby assigns all of its right, title and interest in and to the Lease to Assignee from and after the date hereof and Assignor agrees and covenants to indemnify the Assignee from all liabilities, costs and obligations which result from Assignor’s breach of any of the terms, conditions or obligations under the Lease prior to the date hereof.

7. Notices. All notices to Tenant under the Lease after the date of this Assignment and Consent shall be sent to Assignee in the manner set forth in the Lease to the following address:

555 East Lancaster Avenue
Suite 640
Radnor, PA 19087
Attn: Suzanne Niemeyer, Esquire
Phone:
Fax No.
E-mail: sniemeyer@icg.com

8. Acceptance and Warranty of Non-Default. Assignor hereby represents and warrants to the Assignee and Landlord that (a) Assignee accepted and is in possession of the Premises; (b) Assignor is not in default under the terms of the Lease and does not owe Landlord any rent thereunder; (c) Landlord is not in default under the terms of the Lease; (d) all leasehold improvements required to be performed by Landlord under the Lease have been completed and (e) the DSE Capital sublease for the Premises is terminated and of no further effect.

The parties hereto make the following representations:

(A). The Lease (the Lease Agreement and First Amendment to Lease) is unmodified and in full force and effect and has not been encumbered, assigned (except as hereinafter set forth), modified, supplemented or amended, in whole or in part.

(B). Assignor represents that it is not in default under the Lease.

(C). Assignor does not have any offset, setoff, credit or deduction against the Landlord for Rent or other charges, and Assignor has paid Rent and all other charges under the Leases to Landlord through the date hereof.

(D). Assignor has not commenced any action or has given or received any notice for the purpose of terminating the Lease.

(E). As of the date Assignee is due to take possession, April 1, 2012, the monthly rent payable under the Lease is $22,106.83 and Assignor is in month 58 of the Lease Term.

(F). The Rental Commencement Date of the Lease was September 1, 2007 and the expiration date of the Lease is August 31, 2017.

9. Effective Date. This Assignment and Consent shall be effective upon Landlord’s receipt of a fully executed original of this agreement, a $250.00 administrative fee, and Landlord’s written approval. The Commencement Date of this assignment and Assignee’s obligation to pay rent shall be April 1, 2012 and expire August 31, 2017 unless otherwise extended via rights granted in the assigned Lease. The parties hereto acknowledge and agree that this Assignment shall not operate to release or absolve Assignor from any responsibility under the Lease and Assignor shall continue as an obligor under the Lease. In the event that the “Direct Lease” (as defined below) is not executed by February 28, 2012, Assignee shall be permitted to terminate this Assignment and Consent and in such event the parties shall have no further liability to the other.

10. Rules and Regulations. At all times during the term, Assignee, its employees, agents, invitees and licenses shall comply with all rules and regulations specified by the Landlord as per the Lease, together with all reasonable rules and regulations as Landlord may from time to time promulgate as per the Lease. In the event of an inconsistency between the rules and regulations and this document, the provisions of Assignor’s Lease with Landlord shall control.

11. Option to Renew and Expand. Assignee shall have the same rights as Assignor to renew and/or expand the Lease that Assignor had under sections 26 and 27 of the Lease. Assignor shall take no acts that would limit or terminate such option rights.

12. Direct Lease. It is acknowledged that Assignee is entering into a Lease for Suite 520 with Landlord (the “Direct Lease”).

13. Brokers. Assignor and Assignee each represents and warrants to the other that such party has had no dealings, negotiations or consultations with respect to the Premises or this transaction with any broker or finder other than Cushman & Wakefield of Pennsylvania, Inc. and Gryphon Property Group (“Brokers”). Each party shall indemnify and hold the other harmless from and against all liability, cost and expense, including attorney’s fees and court costs, arising out of any misrepresentation or breach of warranty under this Article. Assignor shall pay Brokers in connection with a separate agreement; Assignee shall have no liability for such Brokers fee or commission.

Intending to be legally bound hereby, the parties, Assignor and Assignee have set their hands and seals hereto as of the 28th day of February, 2012.

Witness	ASSIGNOR: Crawford Advisors, LLC

/s/ Patrick C. Haynes, Jr.	By:	/s/Reagan M. Crawford
Name: Patrick C. Haynes, Jr.	Name: Reagan M. Crawford
Title: Counsel	Title: Mg. Director

Witness	ASSIGNEE: Internet Capital Group Operations, Inc.

	By:	/s/ R. Kirk Morgan
Name:	Name: R. Kirk Morgan
Title:	Title: CFO

Consented to this 28th day of February, 2012

RADNOR PROPERTIES-555 LA, L.P.

By: Radnor GP-555LA, L.L.C., General Partner

By: /s/ Daniel Palazzo

Landlord hereby represents that to the best of Landlord’s knowledge, as of the date that Landlord consents to this Assignment, there are no defaults under the Lease by Tenant.